




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                  MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
_____
(No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Salvatore Troia   (212) 919-3331
                                                        (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
_____
(Name – if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 1 4 2008

THOMSON FINANCIAL

IC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, <u>Salvatore Troia</u>_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___<u>Park Avenue Securities LLC</u>_____, as

of ___<u>December 31,</u>_____, 2007, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
Park Avenue Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 3,676,206
Cash segregated under federal regulations	703
Securities purchased under agreement to resell	22,015,242
Deposits with clearing organizations	83,294
Due from Guardian Life Insurance Company of America	117,913
Receivable from broker-dealer	2,188,532
Receivable from registered representatives	674,224
Commissions receivable	4,501,451
Deferred tax asset	1,073,694
Prepaid and other assets	652,544
Total assets	$ 34,983,803

Liabilities and Member's Equity

Commissions payable	$ 7,690,180
Due to Guardian Life Insurance Company of America	6,931,702
Other liabilities	3,170,920
Total liabilities	17,792,802
Member's equity	17,191,001
Total liabilities and member's equity	$ 34,983,803

The accompanying notes are an integral part of this financial statement.

Park Avenue Securities LLC
(An Indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Statement of Financial Condition
December 31, 2007

1.   Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC, Guardian Investor Services, LLC ("GIS") and non-affiliated sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2.   Significant Accounting Policies

Basis of Presentation
PAS financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are cash and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in other liabilities.

Resale Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Park Avenue Securities LLC
**(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)**
Notes to Statement of Financial Condition
December 31, 2007

Receivable from Broker-Dealer
The Company clears its proprietary and certain other customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealer at December 31, 2007 includes advisory fees and commissions receivable.

Federal Income Taxes
Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

In 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The adoption of FIN 48 did not have an impact on the Company's financial statements.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal and state income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement, which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Revenue and Expense Recognition
Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commissions expenses from customers' securities transactions are recorded on a trade date basis.

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Statement of Financial Condition
December 31, 2007

guidance effective January 1, 2008. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain circumstances. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company plans to adopt this guidance effective January 1, 2008. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

3.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2007 was $6,931,702.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2007, there were no outstanding receivable balances relating to these revenues.

During the year, the Company earned revenues from GIS for selling shares of RS Funds. At December 31, 2007, the receivable for such revenues was $397,500 and is included in commissions receivable.

Cash equivalents at December 31, 2007 includes $121,937 invested in the RS Cash Management Fund.

5

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Statement of Financial Condition
December 31, 2007

4. Income Taxes

The components of the net deferred tax asset/(liability) as of December 31, 2007 were as follows:

Deferred tax assets	
Accrued expenses	$ 294,035
Other deferred tax assets	978,241
Deferred tax assets	1,272,276
Deferred tax liabilities	
Other	(198,582)
Deferred tax liabilities	(198,582)
Net deferred tax assets	$ 1,073,694

The Company's deferred taxes primarily reflect temporary differences related to allowances for bad debt expense and accruals for loss contingencies.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2007, the Company recorded a current Federal income tax receivable of $117,913 from Guardian Life in the accompanying Statement of Financial Condition and is included in due from Guardian Life Insurance Company of America.

5. Net Capital Requirements

PAS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007 the Company had net capital of $9,117,068, which was $7,930,766 in excess of the $1,186,302 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.95 to 1. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

6. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with the sponsor. These activities may expose the Company to off-balance-sheet risk in the event

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Statement of Financial Condition
December 31, 2007

the customer is unable to fulfill its contracted obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

7.   Contingencies

The Company is involved in several lawsuits and claims from customers that allege violations of federal and state securities laws that arise in the ordinary course of business. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period

Specifically, the Company has been named in two FINRA arbitration proceedings that commenced in 2005. The claimants both allege that the Company interfered with the employment contracts of two sales representatives, and that restrictive covenants of their employment agreements with their previous employer were violated. While the precise amount of these losses is not known, a reasonable estimate for both proceedings combined, based on the information available, is $1,250,000, which is included in other liabilities.



END